

July 25, 2014

Via E-Mail
Mr. Randall C. McMullen, Jr.
President and Chief Financial Officer
C&J Energy Services, Inc.
10375 Richmond Avenue, Suite 1910
Houston, TX 77042

> **Re:** **C&J Energy Services, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed February 27, 2013**
> **Response Letter dated June 23, 2014**
> **File No. 001-35255**

Dear Mr. McMullen:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Management's Discussion and Analysis, page 34

Our Operating Segments, page 36

1.   We note that you have not complied with prior comments one and two, regarding your disclosures about horsepower, capacity and utilization. You state that references to utilization are intended to correlate with revenue generating activity and that you do not consider idle units to be utilized. However, rather than propose clarifying disclosures, you have decided to remove the activity-related measures "number of fracturing stages performed" and "number of jobs performed for coiled tubing services," reasoning that you do not have "an accurate and reliable method" of calculating utilization.

We see that you have emphasized and quantified capacity and the results of efforts to increase capacity or deploy capacity in your disclosures and investor presentations. We also note that on page 8 of your website presentations "Citi Global Energy and Utilities Conference" of May 13, 2014, and "Wells Fargo Exploration and Production Forum" of March 6, 2014, you emphasize various facets of your operational model and operating efficiencies, including a focus on "24-hour operations," "more pumping hours per month," and "less redundant pumping capacity boosts utilization." On page 9 of your annual report, you discuss the "minimum utilization requirements" contained in legacy contracts, and the implications of losing significant customers relative to your ability to redeploy equipment at "similar utilization levels."

We continue to believe that you will need to clarify disclosures about horsepower, capacity and utilization. We understand your revenues are correlated with utilization based on hours, using either minimums or actual hours of operating the equipment, depending on the contract. We also understand that when equipment is dedicated to a project, you refer to horsepower deployed, and that this corresponds to a reduction in un-deployed capacity which you measure in terms of horsepower. Given the foregoing, it appears that you could reasonably address the utilization aspect of capacity in terms of either horsepower deployed or revenue-generating hours using percentages. Please submit the disclosures that you propose. We reissue prior comments one and two.

Financial Statements

Note 1 – Organization, Nature of Business and Summary of Significant Accounting Policies, page 63

2.   We note that you have not complied with prior comment three, pertaining to the various subsidiaries that are missing from your list in Exhibit 21, as you believe that the unnamed subsidiaries if considered in the aggregate as a single subsidiary would not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X. Please clarify whether in formulating your view you have also determined that none of the subsidiaries omitted are subject to regulation by another Federal agency, and if so, submit a representation to this effect. Otherwise, we reissue prior comment three.

Form 8-K filed June 26, 2014

Exhibit 99.1

3.   We note that you have entered into a definitive agreement to merge with the Completion and Production Businesses of Nabors Industries Ltd. in the United States and Canada, and that your shareholders will own 47% of the emerging consolidated entity, while shareholders of Nabors Industries Ltd. will own 53%. You state that the C&J Energy Services name and management team will be retained, and that your CEO will be the chairman of a seven-member board of directors. Tell us how you plan to account for the

merger, and provide the analysis that you performed in identifying the accounting acquirer. Also identify any public correspondence in which you have alerted shareholders of your intent in this regard, or have otherwise addressed the extent to which shareholders should expect continuity in your financial reporting subsequent to the merger. If there has been none, please explain your reasons for the delay.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief